

May 3, 2012

Via E-mail
Mr. Steven C. Preston
Executive Vice President – Finance, Recycling & Energy Services
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **Re: Waste Management, Inc.**
> **Form 10-K**
> **Filed February 16, 2012**
> **File No. 1-12154**

Dear Mr. Preston:

We have reviewed your response dated April 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

21. Segment and Related Information, page 130

1. We have read your response to comment 6 in our letter dated March 28, 2012. Please revise future filings to clarify that Oakleaf is an operating segment but does not meet the criteria to be presented as a separate reportable segment.

Form 10-Q for the period ended March 31, 2012

Management's Discussion and Analysis, page 33

2. You disclose on page 40 that the Company has offered price concessions to retain municipal work in many instances due to competition and the increasing difficulty in retaining customers and winning new contracts at current average rates. To the extent

material in future filings, please quantify the impact of such concessions and describe your use of them in more detail. In future filings, please quantify the amount of revenue in each period from residential services vs. commercial and industrial. This appears to be useful information to investors as evidenced by the discussion of downward pressure on revenue growth in the residential sector included in the most recent Forms 10-Q and 10-K.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief